SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Edoc Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G4000A102

(CUSIP Number)

Kevin Chen

Chief Executive Officer

7612 Main Street Fishers, Suite 200

Victor, NY 14564

Telephone: (585) 678-1198

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4000A102

1	Names of Reporting Person. American Physicians LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,325,093 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,325,093 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,325,093 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.45%
14	Type of Reporting Person OO

CUSIP No. G4000A102

1	Names of Reporting Person. Xiaoping Becky Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,325,093 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,325,093 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,325,093 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.45%
14	Type of Reporting Person IN

(1)	Includes (i) 1,911,093 of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248819) and (ii) 414,000 Class A Ordinary Shares underlying units (each unit consisting of one Class A Ordinary Share, one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Company’s initial business combination and one warrant to purchase one-half of one Class A Ordinary Share), acquired pursuant to a Unit Subscription Agreement by and between American Physicians LLC (the “Sponsor”) and the Issuer. Xiaoping Becky Zhang is the managing member of the Sponsor with voting and investment discretion of the securities held by the Sponsor and accordingly may deemed to have beneficial ownership of securities reported herein. Ms. Zhang disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest she may have therein, directly or indirectly.
(2)	Excludes (i) 207,000 shares which may be purchased by exercising warrants that are not presently exercisable and (ii) 41,400 shares which may be acquired upon the conversion of 414,000 rights upon the consummation of the Company’s initial business combination.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by American Physicians LLC, a Delaware limited liability company (the “Sponsor”) and Xiaoping Becky Zhang (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2021 (together with this Amendment No. 1, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the initial Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the previous information reported in the initial Schedule 13D.

Items 2, 4, 5, 6 and 7 are hereby amended and restated in their entirety as follows:

Item 2. Identity and Background

(a)	This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 42.45% of the issued and outstanding shares of all classes of ordinary shares of the Issuer (5,477,242) outstanding as of February 16, 2022, based on the number of issued and outstanding Class A Ordinary Shares (3,227,242) and Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) (2,250,000); and

(ii)	Xiaoping Becky Zhang, the managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 7612 Main Street Fishers, Suite 200, Victor, NY 14564.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Xiaoping Becky Zhang is a citizen of the United States.

Item 4. Purpose of the Transaction

In connection with the organization of the Issuer, on September 7, 2020, 2,875,000 Class B Ordinary Shares (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated September 7, 2020, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On November 9, 2020, in connection with a decrease in the size of the Issuer’s initial public offering (“IPO”), the Sponsor surrendered 287,500 Founder Shares.

On November 12, 2020, simultaneously with the consummation of the IPO, the Sponsor purchased 414,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Unit Subscription Agreement, dated November 9, 2020, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A ordinary share, one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Company’s initial business combination and one warrant, each warrant exercisable to purchase one-half of one Class A Ordinary Share at an exercise price of $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated November 12, 2020).

On December 24, 2020, the Sponsor forfeited 337,500 Founder Shares following the expiration of the exercise period for the underwriters’ over-allotment option.

In connection with certain backstop arrangements among the Issuer and Sea Otter Securities (“Sea Otter”), Stichting Juridisch Eigendom Mint Tower Arbitrage Fund (“Mint Tower”), Feis Equities LLC (“Feis”), Yakira Capital Management, Inc. (“Yakira Capital”), Yakira Enhanced Offshore Fund (“Yakia Fund”) and Yakira Partners L.P. (“Yakira LP”) and MAP 136 Segregated Portfolio (“MAP 136”, and together with Yakira Capital, Yakira Fund, Yakira LP and MAP 136, “Yakira”), and Meteora Capital Partners, LP (“Meteora” and, together with Sea Otter, Mint Tower, Feis, Yakira, the “Backstop Investors”) on February 2, 2022, the Sponsor agreed to transfer to the Backstop Investors an aggregate of up to 564,847 Founder Shares to the Backstop Investors. Of such amount, an aggregate of 338,907 Founder Shares were transferred to the Backstop Investors on February 16, 2022 in connection with the Issuer’s extraordinary general meeting of shareholders held on February 9, 2022. Any Founder Shares transferred pursuant to these arrangements will be subject to the same rights and obligations as the remaining Founder Shares held by the Sponsor, including certain registration rights and the obligations to (a) vote any Founder Shares held by the Backstop Investors in favor of the proposed business combination transaction (the “Business Combination”) involving the Issuer and Calidi Biotherapeutics, Inc., a Nevada corporation, and (b) subject any Founder Shares held by them to the same lock-up restrictions as the Founder Shares held by the Sponsor. The above-mentioned arrangements with the Backstop Investors are collectively referred herein as the “Backstop Agreements.”

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote the Founder Shares, the Placement Units and any public shares owned by them in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 5,477,242 Ordinary Shares outstanding as of February 16, 2022) are as follows:

American Physicians LLC
a)		Amount beneficially owned: 2,325,093	Percentage: 42.45%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	2,325,093
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	2,325,093
	iv.	Shared power to dispose or to direct the disposition of:	0

Xiaoping Becky Zhang
a)		Amount beneficially owned: 2,325,093	Percentage: 42.45%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,325,093
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,325,093

Xiaoping Becky Zhang is the managing member of the Sponsor and has voting and investment discretion with respect to the Ordinary Shares held by the Sponsor. As such, she may be deemed to have beneficial ownership of the Ordinary Shares held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on September 7, 2020, 2,875,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 375,000 Founder Shares purchased by the Sponsor are subject to forfeiture to the extent that the underwriters of the IPO do not exercise their over-allotment option in full. November 9, 2020, in connection with a decrease in the size of the IPO, the Sponsor surrendered 287,500 Founder Shares. On December 24, 2020, the Sponsor forfeited 337,500 Founder Shares following the expiration of the exercise period for the underwriters’ over-allotment option.

Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 3, 2020 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On November 9, 2020, simultaneously with the consummation of the IPO, the Sponsor purchased 414,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock-up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 13, 2020 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On November 9, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote the Founder Shares, Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The Insider Letter provides that the Sponsor may not transfer any Founder Shares (except to certain permitted transferees as described in the Insider Letter) until, with respect to 50% of the Founder Shares, the earlier of (i) six months after the date of the consummation of the Issuer’s initial business combination or (ii) the date on which the closing price of the Class A ordinary shares equals or exceeds $12.50 per share (as adjusted for share sub-divisions, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination; and with respect to the remaining 50% of the Founder Shares, upon six months after the date of the consummation of the Issuer’s initial business combination, or earlier, in either case, if, subsequent to the Issuer’s initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on November 13, 2020 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On November 9, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on November 13, 2020 (and is incorporated by reference herein as Exhibit 10.4).

Share Transfer Agreements

On February 2, 2022, the Sponsor entered into certain Share Transfer Agreements with Backstop Investors for the transfer of an aggregate of up to 564,847 shares of Class B ordinary shares (the “Transferred Founder Shares”) in consideration of the Backstop Investors’ agreement to certain restrictions on transfer and redemption of their public shares and their favorable votes for the extension of the Issuer’s timeframe to complete an initial business combination and to approve the initial business combination. On February 16, 2022, the Sponsor transferred an aggregate of 338,907 founder shares to the Backstop Investors. In the event the Business Combination has not consummated by May 12, 2022, then for each monthly period from May 12, 2022 until August 12, 2022 that the Business Combination has not closed (each such monthly period, a “Month”), then the Issuer shall cause to be paid to the Backstop Investors, at the Issuer’s discretion, either (i) a cash amount of $0.05 per share not redeemed by the Backstop Investors, for an aggregate of up to $0.15 per share, or (ii) or 0.034 Transferred Founder Shares per share not redeemed by the Backstop Investors in connection with the Special Meeting, to be transferred by the Sponsor (or its designees), for an aggregate of up to 0.1027 Transferred Founder Shares per share. Such payment(s) will be made within five (5) business days following each of May 12, 2022, June 12, 2022, and July 12, 2022, to the extent that the Business Combination has not closed by such dates.

The summary of the Share Transfer Agreements contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K/A filed by the Issuer with the SEC on February 7, 2022 (and is incorporated by reference herein as Exhibit 10.5).

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of September 7, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 19, 2020).

Exhibit 10.2	Unit Subscription Agreement, dated as of November 9, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 13, 2020).

Exhibit 10.3	Insider Letter, dated as of November 9, 2020, by and between the Issuer, the Sponsor, and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 13, 2020).

Exhibit 10.4	Registration Rights Agreement, dated as of November 9, 2020, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 13, 2020).

Exhibit 10.5	Form of Founder Share Transfer Agreement.

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2022	AMERICAN PHYSICIANS LLC

	By:	/s/ Xiaoping Becky Zhang
		Name:	Xiaoping Becky Zhang
		Title:	Xiaoping Becky Zhang

Date: February 28, 2022	/s/ Xiaoping Becky Zhang
Xiaoping Becky Zhang